LEGEND EQUITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	5,564,309
Fees and commissions receivable		1,435,696
Receivable from clearing broker		199,032
Other receivables, net of allowance of $62,014		1,629,104
Intangible assets, net of accumulated amortization of $1,132,000		1,132,000
Other assets		360,733
TOTAL	$	10,320,874

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	1,298,048
Accrued expenses and accounts payable		4,496,614
Deferred taxes		538,503
Total liabilities		6,333,165
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 1,500 shares, issued and outstanding 100 shares	$	-
Additional paid-in capital		6,253,461
Accumulated deficit		(2,265,752)
Total stockholder's equity		3,987,709
TOTAL	$	10,320,874

The accompanying notes are an integral part of the statement of financial condition.